UNITED STATES
	         SECURITIES AND EXCHANGE COMMISSION
	               Washington, D.C. 20549

	                    Schedule 13D
	     Under the Securities Exchange Act of 1934
	               (Amendment No.  11)*

	             First Financial Fund, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           320228109
                        (CUSIP Number)

                   Stephen C. Miller, Esq.
                 Krassa, Madsen & Miller, LLC
                  1680 38th Street, Suite 800
                   Boulder, Colorado  80301
                        (303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                         May 8, 2000
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.29%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		New York


Number of		7.	Sole Voting Power		1,922,400
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,400
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2


2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.  SEC Use Only


4.  Source of Funds (See Instructions)  	WC  OO


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		269,700
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	269,700
Person With
			10.	Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     269,700

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.  Percent of Class Represented by Amount in Row (11)

     1.10%

14.  Type of Reporting Person (See Instructions)

     OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power	                 0
Shares Bene-
ficially 		8.	Shares Voting Power	           0
Owned by Each
Reporting		9.	Sole Dispositive Power	           0
Person With
			10.	Shared Dispositive Power 	     0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)

      0%

14.	Type of Reporting Person (See Instructions)

      IN



           Amendment No. 11 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4, 5 , 6, and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust") and the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 2.	Identity and Background

	No change except for the addition of the following:

	As a result of the purchases of Shares reported in Item 5, this statement is also filed on behalf of Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"). The Trust, the Brown Trust, the Mildred Trust, the Stewart Trust, and Mr. Horejsi are referred to as the "Reporting Persons." By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

	The trustees of the Stewart Trust are Badlands Trust Company ("Badlands"), Robert Kastner and Robert Ciciora. Such trustees may be deemed to control the Stewart Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Stewart Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Stewart Trust. Accordingly, Badlands, Mr. Kastner and Mr. Ciciora disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Stewart Trust.

	The business address of the Stewart Trust is 122 South
Phillips Avenue, Suite 220, Sioux Falls, South Dakota, 57104. The Stewart Trust is an irrevocable trust organized by Mr. Horejsi for the benefit of his spouse and issue.

	The Stewart Trust has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, the Stewart Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

	The Stewart Trust is a trust organized under the laws of Kansas and now domiciled in South Dakota.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $432,189.20. Such funds were provided by the Mildred Trust's cash on hand, from margin borrowings under a cash management account maintained by the Mildred Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated and from intertrust advances from affiliated trusts under the Cash Management Agreement.

The total amount of funds required by the Stewart Trust to purchase the Shares as reported in Item 5(c) was $2,156,100.45. Such funds were provided by the Stewart Trust's cash on hand and from intertrust advances from affiliated trusts under the Cash Management Agreement previously filed as Exhibit 4.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

		The Mildred Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. The Stewart Trust acquired the Shares described in Item
5(c) of this statement in order to acquire an equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting
Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	On May 1, 2000, Stewart R. Horejsi, on behalf of the Reporting Persons, sent a letter to the Members of the Board of Directors of the Company requesting that Mr. Jurij Senyshyn be nominated by the Board to stand for election to the Board. The May 1, 2000 letter prepared by Mr. Horejsi is attached as Exhibit 6 and incorporated in this statement by reference.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of November 3, 1999, according to information contained in the Company's Semi-Annual Report for the period ending September 30, 1999 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,922,400 Shares, or approximately 7.81% of the Outstanding Shares. The Stewart Trust is the direct beneficial owner of 269,700 Shares, or approximately 1.10% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust, the Mildred Trust, and the Stewart Trust. Mr. Horejsi disclaims all such beneficial ownership.

      (c)	The table below sets forth purchases of the Shares by the
Mildred Trust since April 17, 2000. Such purchases were effected by the Mildred Trust on the New York Stock Exchange.



Date         Amount of Shares      Approximate Price
                                       Per Share
                               (exclusive of commissions)

04/17/00          4400                  $7.7500
04/18/00         12400                  $8.0000
04/18/00          6600                  $8.0000
04/18/00          6000                  $7.9375
04/19/00         16800                  $7.9375
04/20/00          8200                  $7.9375


	The table below sets forth purchases of the Shares by the Stewart Trust. Such purchases were effected by the Stewart Trust on the New York Stock Exchange.


Date         Amount of Shares      Approximate Price
                                       Per Share
                              (exclusive of commissions)

04/20/00         11300                   $8.0000
04/20/00          6500                   $7.9375
04/24/00          6700                   $8.0625
04/24/00          6000                   $7.9375
04/24/00          2400                   $8.0000
04/26/00         14000                   $7.9375
04/27/00         16000                   $7.9375
04/27/00           200                   $7.9375
04/28/00          8900                   $7.9375
04/28/00           400                   $8.0000
05/01/00         10000                   $8.1250
05/01/00         10000                   $8.1250
05/02/00         10500                   $8.0000
05/03/00         18300                   $8.0000
05/03/00         11000                   $8.0625
05/04/00          7000                   $7.9375
05/04/00          1000                   $8.0000
05/05/00         10600                   $7.9375
05/08/00         19000                   $7.9375
05/08/00         12400                   $7.9375
05/08/00         12000                   $8.0000
05/08/00         12000                   $7.9375
05/09/00         11000                   $7.9375
05/09/00          4100                   $7.9375
05/09/00          2200                   $7.9375
05/09/00           500                   $7.9375
05/10/00         12100                   $7.9375
05/10/00          8000                   $8.0625
05/10/00          5600                   $8.0625
05/10/00           500                   $8.0000
05/11/00          8000                   $8.1250
05/11/00           400                   $8.0625
05/12/00         11100                   $8.0625


    (d) The Stewart Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, Shares held by it.


Item 6.	Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

	The Stewart Trust is a party to a Cash Management Agreement pursuant to which the Stewart Trust participates in intertrust advances with affiliated trusts. Interest under this agreement is charged to participants with deficit balances at the
 Short-term, Annual Applicable Federal Rate and is payable monthly. As of May 12, 2000, the Stewart Trust had an approximate $614,755.49 deficit balance under this agreement.
The foregoing summary of the Cash Management Agreement is qualified in its entirety by reference to the previously filed
Exhibit 4, which is incorporated in this statement by reference.


Item 7.  	Material to be filed as Exhibits

	No change except for the addition of the following:

	Exhibit 1  Joint Filing Agreement

	Exhibit 6  Letter from Stewart R. Horejsi to the
Members of the Board of Directors of the Company dated May 1,
2000




                      Exhibit 1

               Joint Filing Agreement


	In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined the statement on Schedule 13D described below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of First Financial Fund, Inc., a Maryland corporation and
(ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. In witness whereof, the undersigned hereby execute this Agreement this 15th day of May, 2000.

Date: May 15, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, and the Stewart R.
Horejsi Trust No. 2.





                          Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B, the Mildred B.
Horejsi Trust, and the Stewart R.
Horejsi Trust No. 2.



                             Exhibit 6

                         STEWART R. HOREJSI
                         200 SOUTH SANTA FE
                        SALINA, KANSAS  67401
                    EMAIL shorejsi@mindspring.com

May 1, 2000

Members of the Board of Directors
First Financial Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102-4077

Gentlemen:

In connection with the upcoming annual shareholders meeting, we are requesting, on behalf of the Ernest Horejsi Trust No. 1B, the Lola Brown Trust No. 1B and the Mildred B. Horejsi Trust (collectively, the "Trusts"), that Mr. Jurij Senyshyn be nominated by the Board to stand for election to the Board. Mr. Senyshyn would be an excellent addition to the Board and would bring substantial investment experience to the Board. I have enclosed a copy of his resume for your information. We believe Mr. Senyshyn would be an independent director of First Financial for purposes of the Investment Company Act of 1940 and other applicable regulations and meet other requirements of the Investment Company Act.

The Trusts propose that Mr. Senyshyn serve as a replacement for Mr. Mooney, whose term as a director, we understand based on First Financial's filings, is expiring this year.

As you know, the Trusts collectively own more than 23% of First Financial's shares and are far and away the largest holders of First Financial's shares. The Trusts are committed to be long term investors in First Financial. Obviously, a board of directors represents all shareholders, and having a representative of the largest holders of First Financial's shares on the Board would ensure that the Board has the benefit of the views of these holders. Under these circumstances, we believe that the Trusts deserve representation on the First Financial Board.

Please contact me if you have questions in this regard or require additional information about Mr. Senyshyn. Obviously, feel free to contact Mr. Senyshyn directly as well. His address is Lands End. Consett Bay, St. John, Barbados, West Indies, and his phone/fax no. is 246-423-1364.

                         Sincerely,

                         /s/ Stewart R. Horejsi

                         Stewart R. Horejsi



R E S U M E		J U R I J  S E N Y S H Y N

BORN: August 10, 1952, Toronto, Canada

EDUCATION:

1960-1970: Royal Conservatory of Music, Toronto
1972-1976: B. ARCH University of Toronto
1981-1982: M. ARCH University of Toronto
1985-1986: Broker's License; Real Estate and Business Brokers
           Association of Ontario
1992:      Real Estate Broker's License, New York State

EMPLOYMENT HISTORY:

1976-1977: Cadillac-Fairview Development Corporation, Toronto 1977-1979: Page and Steele Architects, Toronto
1979-1981: Spencer Higgins Architects, Toronto
1981-2000: Self-employed in the real estate development business in Ontario, New York, Florida, Barbados and the United Kingdom:
The conversion of apartments from rental to co-op condominium ownership; their renovation and sale. The design, construction or renovation and sale of numerous residential properties. 1992-1994: Sotheby's International Real Estate, New York 1988-2000: Partner in Horizon on Bay Limited, Toronto
1989-2000: Partner in Cambridge Suites Hotel, Toronto

AFFILIATIONS:

1978-2000: Graduate Associate Member Ontario Association of
 	     Architects
1980-2000: President of Senyshyn Construction Ltd. (Canada) 1980-2000: Chairman of J.W.S. Holdings Limited (Canada) 1981-2000: President of Design Aggregate Incorporated (Canada) 1982-1986: Director of 335 Lonsdale Apartments. Co-ownership
           Limited (Toronto)
1982-1997: Director of King South Developments Limited (Ontario) 1983-2000: Chairman of Synoptic Investments Limited (Canada) 1986-1990: Director of 22 Shallmar Apartments. Co-ownership
           Limited (Toronto)
1993-2000: Sole Proprietor, Jurij Senyshyn Real Estate, Toronto 1995-2000: Director of West One Limited (Barbados)
1998-1999: Director of Port St. Charles Common Services Limited
           (Barbados)
1997-2000: Director of Parkhill Properties Limited (B.V.I.)

CHARITY WORK:

1978-1987: Barrier Free Design Consultant for Ontario March of
           Dimes
1984-1986: Barrier Free Design Consultant for the Muscular
           Dystrophy Association (Canada)
1980-1981: Lecture series and "Access to Awareness" Conference with Ontario Association of Architects promoting barrier free design
1980-1984: Counselor, The March of Dimes Winter Camp for the
           Severely Disabled

LANGUAGES: